Scottish and Southern Energy

Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: (0)1738 455154
Facsimile: (0)1738 455281

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA

05005794

1 February 2005

SUPPL

PROCESSING SECTION
RECEIVED FEB 14 2005
SEC MAIL 179 WASH., D.C.

Dear Sirs

Ref: 82- 3099

I enclose copies of the announcements, and a listing of these announcements, which have been filed with the London Stock Exchange from 5 November 2004 to 31 January 2005.

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

PROCESSED
FEB 16 2005
THOMSON
FINANCIAL

Yours sincerely

Anne Sutherland
Company Secretarial Assistant

List of Announcements

Date	Headline	LSE Number
15/11/04	Director Shareholding	2343F
17/11/04	Holding(s) in Company	3226F
29/11/04	Receipt of OFGEM Paper	7349F
30/11/04	Director Shareholding	8391F
03/12/04	SSE claim in admin. Of TXU	9742F
06/12/04	Director Shareholding	0417G
09/12/04	Accepts Ofgem's proposals	2401G
10/12/04	Directorate Change	2586G
17/12/04	£20M investment in Biomass	4636G
22/12/04	Transmission Price Control	7251G
24/12/04	Holding(s) in Company	8590G
31/12/04	Directors Shareholding	9480G
11/01/05	SSE Solar Investment	2464H
14/01/05	Directors Shareholding	4050H
17/01/05	Acquisition	4484H
18/01/05	Directors Shareholding	4890H
19/01/05	Holding(s) in Company	5459H
28/01/05	Gas Distribution Networks	9462H
31/01/05	Directors Shareholding	0117I

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	15:50 31-Jan-05
Number	0117I

RNS Number:0117I
Scottish & Southern Energy PLC
31 January 2005

The Company was notified on 31 January 2005 by Halifax plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases in the Company's ordinary shares:-

a. that 26,880 shares were purchased at £8.92 using participating employees' gross salary ('Partnership Shares').

b. that the Company matched the Partnership Shares purchased by employees and purchased a further 15,922 shares at £8.92 ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per month.

The 42,802 shares (Partnership and Matching) were allocated to employees at £8.83

The purchase was made pursuant to a regular standing order instruction with Halifax plc for monthly purchases of Partnership and Matching Shares for the SIP.

The interests of Executive directors of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	15	5	0.000002%	21,602	0.003%
Ian Marchant	15	5	0.000002%	64,523	0.008%
David Sigsworth	15	5	0.000002%	43,888	0.005%
Alistair Phillips-Davies	14	5	0.000002%	11,199	0.001%
Gregor Alexander	15	5	0.000002%	9,222	0.001%

This information is provided by RNS
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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Gas Distribution Networks
Released	15:20 28-Jan-05
Number	9462H

RNS Number:9462H
Scottish & Southern Energy PLC
28 January 2005

SCOTTISH AND SOUTHERN ENERGY PLC
INVESTMENT IN GAS DISTRIBUTION NETWORKS ON TRACK

The announcements by energy regulator Ofgem on 21 January and by the Department of Trade and Industry yesterday (27 January) confirm that the consortium in which Scottish and Southern Energy plc ("SSE") holds fifty percent of the equity is on course to complete the acquisition of the Scotland and the South of England gas distribution networks from National Grid Transco later this year. The consortium's financial arrangements, as set out on 31 August 2004, included funding via a financial instrument of £42m held by SSE's partners, Borealis Infrastructure ("Borealis") and Ontario Teachers' Pension Plan ("Teachers"). Under the consortium's agreement, SSE retained the right to 'buy out' fifty per cent of the financial instrument.

Following a review of the structure of the instrument, and of its potential benefits, SSE has decided to exercise this right. In effect, this will lead to the financial instrument being cancelled and means that SSE will now make an investment of £540m in cash to acquire its fifty per cent interest in the two gas networks. SSE expects its additional investment to enhance its overall return from the acquisition.

Ian Marchant, Chief Executive, said: "I am pleased that our partnership with Borealis and Teachers is continuing to develop in a positive direction and has allowed us to make this sensible adjustment to the financial arrangements. Our consortium continues to be very focused on the detailed work that needs to be done over the next few months to ensure that the forthcoming acquisition goes smoothly and delivers the benefits which we have identified."

Enquiries to:
Alan Young, Director of Corporate Communications0870 900 0410
Denis Kerby, Investor and Media Relations Manager0870 900 0410

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	11:59 19-Jan-05
Number	5459H

Scottish and Southern Energy

RNS Number:5459H
Scottish & Southern Energy PLC
19 January 2005

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 19 January 2005 that Lloyds TSB Group Plc and its subsidiaries no longer has a notifiable interest in the issued share capital of Scottish and Southern Energy plc.

This information is provided by RNS
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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	11:10 18-Jan-05
Number	4890H

Scottish and Southern Energy

RNS Number:4890H
Scottish & Southern Energy PLC
18 January 2005

Notification of Directors' Interests

Scottish and Southern Energy plc was notified on 17 January 2005 that Henry Casley, one of its non-executive directors, and his wife Sheila Casley, sold 6,000 and 1,500 Ordinary 50p shares respectively on 17 January 2005 at a price of 880 pence per share.

Director	Number of shares sold	Percentage of issued share class	Total holding following notification	Total percentage of issued shares following notification
Henry Casley	6,000	0.00087%	89,352	0.010%
Sheila Casley	1,500			

This information is provided by RNS
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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Acquisition
Released	13:09 17-Jan-05
Number	4484H

17 January 2005

SCOTTISH AND SOUTHERN ENERGY ACQUIRES 'BPS' – ELECTRICAL CONTRACTING FIRM

Scottish and Southern Energy plc ("SSE"), has completed the acquisition from Alfred McAlpine Utility Services SE Ltd, of the assets of its Business Power and Systems operation ("BPS"), the electrical contracting operation of what was previously Eastern Contracting.

The transaction has a total value of around £3 million deferred cash consideration, which includes work in progress, assets, debtors and goodwill.

SSE's Chief Executive Ian Marchant said: "Eastern Contracting will complement our existing businesses very well. It has a similar background and business to SEC and, as part of our contracting group, will have significant potential to expand. The acquisition is, therefore, a useful step forward for our contracting business and for SSE as a whole."

The business is based in Bury St Edmunds, with offices in Colchester, Peterborough, and Welwyn and will now trade as Eastern Contracting. Included in the acquisition is its high voltage business based in Bridgend, South Wales. The business being acquired by SSE has an annual turnover of £12 million and employs around 200 staff.

The acquisition will expand SSE's contracting group further. It already comprises Southern Electric Contracting (SEC), which also trades as Hydro Contracting in the north of Scotland and SWALEC Contracting in Wales, plus Thermal Transfer, and employs over 3,000 engineers, electricians, pipe fitters and support staff throughout the UK, operating from more than 40 regional offices.

SSE's contracting group has four main areas of activity: industrial, commercial and domestic mechanical and electrical contracting; electrical and instrumentation engineering; street and highway lighting; and specialist contracting for the turnkey design, build and refurbishment of facilities requiring a 'controlled' environment.

For Further information contact:

Alan Young Director of Corporate Communications	0870 900 0410
Denis Kerby IR and Media Relations Manager	0870 900 0410

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4050H

The Company was notified on 13 January 2005 by Halifax plc, the provider of the all employee Share Incentive Plan ('SIP'), that the cash dividends paid on 30/9/2002, 30/9/2003, 16/4/2004 and 30/9/2004 were reinvested into dividend shares. Details of these dividend shares and the resulting effect on the interests of Executive directors of the Company in the transactions were as follows:

	Date of reinvestment	Price	Div shares	Date of reinvestment	Price	Div shares	Date of reinvestment	Price	Div shares	Date of Reinvestment	Price	Div shares	Total	Percentage of issued class	Total holding following notification	perc of shares in issue following notification
Alistair Phillips-Davies				30-Sep-03	£6.1350	14	16-Apr-04	£6.8250	8	30-Sep-04	£7.6600	21	43	0.000005%	11,180	0.001%
Colin Hood				30-Sep-03	£6.1350	15	16-Apr-04	£6.8250	9	30-Sep-04	£7.6600	21	45	0.000005%	21,583	0.003%
David Sigsworth				30-Sep-03	£6.1350	15	16-Apr-04	£6.8250	9	30-Sep-04	£7.6600	21	45	0.000005%	43,869	0.005%
Gregor Alexander	30/09/02	£6.8	2	30-Sep-03	£6.1350	15	16-Apr-04	£6.8250	9	30-Sep-04	£7.6600	21	47	0.000005%	9,203	0.001%
Ian Marchant				30-Sep-03	£6.1350	15	16-Apr-04	£6.8250	9	30-Sep-04	£7.6600	21	45	0.000005%	64,504	0.008%

Approved

VBarnby

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	15:42 14-Jan-05
Number	4050H

Scottish and Southern Energy

RNS Number:4050H
Scottish & Southern Energy PLC
14 January 2005

The Company was notified on 13 January 2005 by Halifax plc, the provider of the all employee Share Incentive Plan ('SIP'), that the cash dividends paid on 30/9/2002, 30/9/2003, 16/4/2004 and 30/9/2004 were reinvested into dividend shares. Details of these dividend shares and the resulting effect on the interests of Executive directors of the Company in the transactions were as follows:

	Date of reinvest -ment	Price	Div Shares	Date of reinvest -ment	Price	Div Shares	Date of reinvest -ment	Price	Div Share
Alistair Phillips-Davies				30-Sep-03	£6.1350	14	16-Apr-04	£6.8250	8
Colin Hood				30-Sep-03	£6.1350	15	16-Apr-04	£6.8250	9
David Sigsworth				30-Sep-03	£6.1350	15	16-Apr-04	£6.8250	9
Gregor Alexander	30/09/02	£6.8	2	30-Sep-03	£6.1350	15	16-Apr-04	£6.8250	9
Ian Marchant				30-Sep-03	£6.1350	15	16-Apr-04	£6.8250	9

Cont..

	Price	Div shares	Total	Percentage of issued class	Total holding following notification	To of s n
Alistair Phillips-Davies	£7.6600	21	43	0.000005%	11,180	0.
Colin Hood	£7.6600	21	45	0.000005%	21,583	0.
David Sigsworth	£7.6600	21	45	0.000005%	43,869	0.
Gregor Alexander	£7.6600	21	47	0.000005%	9,203	0.
Ian Marchant	£7.6600	21	45	0.000005%	64,504	0.

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	SSE SOLAR INVESTMENT
Released	14:12 11-Jan-05
Number	2464H

Scottish and Southern Energy

RNS Number:2464H
Scottish & Southern Energy PLC
11 January 2005

SCOTTISH AND SOUTHERN ENERGY PLC

INVESTMENT IN SOLARCENTURY

Scottish and Southern Energy plc ("SSE") has acquired 7.5% of the share capital in solarcentury, the largest independent solar photovoltaics (PV) company in the UK, for a total cash consideration of £1 million.

Solar PV generates electricity directly from light and solarcentury is the leading independent solar energy solutions company in the UK. It works directly with architects, housing developers and engineers and has helped around 400 businesses, local authorities and homes go solar since it was founded in 1999.

The two companies have also entered into a collaboration agreement. As a result of this, solarcentury's expertise in solar energy will be brought together with SSE's electrical contracting business in order to market the provision and installation of solar energy solutions to a growing number of customers throughout the UK. They have already combined to provide and install solar PV for a variety of organisations, such as the National Trust and Spitalfields market in London.

SSE's investment in solarcentury follows its investment in October 2004 in Renewable Devices Swift Turbines Ltd, the developer of a leading rooftop-mountable wind energy system, and is in line with its commitment to expand the range of energy services and products that it offers to customers.

Ian Marchant, Chief Executive of SSE, said: "SSE already has substantial interests in the generation of electricity from renewable sources such as hydro, wind and biomass. This deal with solarcentury complements both this and the agreement entered into with Renewable Devices last year. It will help us build on our position as the largest green energy company in the UK and is a significant step forward in our plans to expand the range of energy services which we can provide to customers."

Jeremy Leggett, Chief Executive of solarcentury, said: "This is an excellent step forward for solarcentury and SSE - and for the solar market in the UK. Our goal is to help create a cleaner world and a sustainable future - and this partnership with the UK's largest generator of renewable energy will help us move towards that goal. We are operating in one of the world's fastest growing industries and the new equity capital raised, which also includes additional amounts from private investors, strengthens our balance sheet and enables us to accelerate our new product development programme to maximise returns from numerous attractive, high growth markets."

Enquiries to:

Scottish and Southern Energy

Alan Young, Director of Corporate Communications 0870 900 0410
Denis Kerby, Investor and Media Relations Manager 0870 900 0410

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	13:19 31-Dec-04
Number	9480G

Scottish and Southern Energy

RNS Number:9480G
Scottish & Southern Energy PLC
31 December 2004

The Company was notified on 31 December 2004 by Halifax plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases in the Company's ordinary shares:-

a. that 26,612 shares were purchased at £8.725 using participating employees' gross salary ('Partnership Shares').

b. that the Company matched the Partnership Shares purchased by employees and purchased a further 15,877 shares at £8.725 ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per month.

The 42,489 shares (Partnership and Matching) were allocated to employees at £8.74

The purchase was made pursuant to a regular standing order instruction with Halifax plc for monthly purchases of Partnership and Matching Shares for the SIP.

The interests of Executive directors of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	15	5	0.000002%	21,538	0.003%
Ian Marchant	15	5	0.000002%	64,459	0.008%
David Sigsworth	15	5	0.000002%	43,824	0.005%
Alistair Phillips-Davies	14	5	0.000002%	11,137	0.001%
Gregor Alexander	15	5	0.000002%	9,156	0.001%

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	07:00 29-Dec-04
Number	8590G

RNS Number:8590G
Scottish & Southern Energy PLC
24 December 2004

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 24 December 2004 that Lloyds TSB Group Plc has a notifiable interest in 25,779,386 ordinary 50p shares in Scottish and Southern Energy plc, being 3.002% of the issued share capital of the Company.

This information is provided by RNS
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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Transmission Price Control
Released	10:48 22-Dec-04
Number	7251G

RNS Number:7251G
Scottish & Southern Energy PLC
22 December 2004

SCOTTISH AND SOUTHERN ENERGY PLC
TRANSMISSION PRICE CONTROL

Scottish and Southern Energy plc ("SSE") has decided to accept Ofgem's final proposals, announced on 17 December, for the price control for Scottish Hydro Electric Transmission Limited for the two years to 31 March 2007, subject to the proposals being fully reflected in the licence modifications.

Enquiries to:

Alan Young, Director of Corporate Communications 0870 900 0410
Denis Kerby, Investor and Media Relations Manager 0870 900 0410

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4636G

£20 MILLION INVESTMENT IN ELECTRICITY GENERATION FROM BIOMASS

Scottish and Southern Energy plc ("SSE") has decided to invest around £20m in the development of additional facilities to 'co-fire' fuels from renewable sources, in order to displace fossil fuels, at its Ferrybridge and Fiddler's Ferry power stations.

The investment will result in the installation, by the end of the next financial year, of 'direct injection' burners at both stations. The new burners will enable coal and biomass to be 'co-fired' more efficiently, and therefore increase the amount of biomass that can be used to generate electricity at the power stations. They will also enable SSE to generate electricity from a more diverse range of biofuels.

In the first six months of 2004/05, the stations' output of electricity qualifying for Renewable Obligation Certificates (ROCs) was over 300GWh. The installation of the new burners is expected to give the stations the ability to generate a total of around 1,500GWh per year of ROC-qualifying output.

Ian Marchant, Chief Executive of SSE, said: "When we acquired the power stations in July, we said we would examine all opportunities for improving the way they operate and for reducing the level of emissions from them. This investment to enhance their ability to generate electricity from biomass is a very exciting and positive step forward. With our hydro assets and developing wind portfolio, it will confirm SSE's position as the largest generator of electricity from renewable sources in the UK."

Enquiries

Alan Young	Director of Corporate Communications	0870 900 0410
Denis Kerby	Media and Investor Relations Manager	0870 900 0410

Ok.
0830 Friday
AM
15/12.

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Directorate Change
Released	09:23 10-Dec-04
Number	2586G

Scottish and Southern Energy

RNS Number:2586G
Scottish & Southern Energy PLC
10 December 2004

APPOINTMENT OF DEPUTY CHAIRMAN

David Payne has been appointed Deputy Chairman and senior independent Director of Scottish and Southern Energy plc with effect from 1 January 2005. He will succeed Sir Robert Smith as Deputy Chairman. Sir Robert Smith's appointment as Chairman of Scottish and Southern Energy, with effect from 1 January 2005, was announced at the Company's AGM in July 2004. David Payne joined the Board of SSE in June 1998.

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Accepts Ofgem's proposals
Released	16:04 09-Dec-04
Number	2401G

Scottish and Southern Energy

RNS Number:2401G
Scottish & Southern Energy PLC
09 December 2004

SCOTTISH AND SOUTHERN ENERGY ACCEPTS OFGEM PRICE CONTROL PROPOSALS

Scottish and Southern Energy plc ("SSE") has decided to accept Ofgem's Final Proposals in respect of the electricity distribution price control review for 2005 to 2010, as set out in the Paper it published on 29 November.

Throughout the process for determining the new price control, SSE's objective has been to reach agreement with Ofgem on an overall package of measures in respect of Southern Electric Power Distribution and Scottish Hydro-Electric Power Distribution which will allow it to deliver the right quality of service for customers while achieving a reasonable return for investors.

SSE believes that, taken together, the proposals for future allowed operational and capital expenditure, operational expenditure efficiency assumptions, the treatment of pensions costs and rising tax charges, the level of real post-tax cost of capital, the incentive framework for delivery of good performance, and other specific issues, such as the treatment of the cost of balancing electricity generation and demand in the Shetland Islands, meet its objective. Ian Marchant, Chief Executive, said: "We have already gone on record to welcome the transparent and constructive approach which Ofgem adopted during the process for determining the distribution price control review for 2005 onwards. I believe that the Final Proposals in respect of Scottish Hydro-Electric and Southern Electric represent a reasonable outcome for all concerned. Our focus now will be on maintaining the highest standards of customer service and efficiency within the new price control framework."

ENDS

Enquiries to: Alan Young or Denis Kerby 0870 900 0410

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	09:57 06-Dec-04
Number	0417G

RNS Number:0417G
Scottish & Southern Energy PLC
06 December 2004

On 3 December 2004, Gregor Alexander was allotted 273 shares at an option price of £5.66 per share following his exercise of options under the Company's all-employee savings-related share option scheme.

The interests of Gregor Alexander after the transaction is as follows:

Director	Number of Shares Allocated	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Gregor Alexander	273	0.00003%	9,136	0.001%

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	SSE claim in admin. of TXU
Released	07:00 03-Dec-04
Number	9742F

Scottish and Southern Energy

RNS Number:9742F
Scottish & Southern Energy PLC
03 December 2004

N E W S   R E L E A S E   F R O M . . . .

FOR IMMEDIATE USE   Ref: NR-4258   3 December 2004

SCOTTISH AND SOUTHERN ENERGY AND
ADMINISTRATION OF TXU EUROPE

Following the failure of TXU Europe, which went into administration in November 2002, a subsidiary of Scottish and Southern Energy plc ("SSE") lodged a claim for over £300m with the administrators.

The claim is in respect of the termination of a 14-year contract between SSE Energy Supply Ltd ("SSEESL"), a subsidiary of SSE, and TXU Europe Energy Trading Ltd ("TXU Trading"), originally entered into in 1997, and was made under the terms of that contract. In early 2003, when the claim was submitted, SSE stated that it was well-placed relative to other creditors and that it believed that more than 50% of it would be settled.

The administrators of TXU Europe Group plc ("TXUEG") and certain of its subsidiaries have today issued an Information Memorandum in relation to a company voluntary arrangement ("CVA") which enables TXUEG and certain of its subsidiaries to agree with its creditors a Scheme of Arrangement which will determine how outstanding debts should be paid, and in what proportions.
The majority of the creditors, including SSEESL, have entered into "lock-up" agreements under which these creditors have agreed, or provisionally agreed, to vote in favour of the CVA. The creditors' meeting to approve this is due to take place on 28 January 2005.

SSEESL's claim has been agreed at £294.2m and, whilst the CVA remains subject to creditor approval, SSE now expects that more than 75% of its agreed claim will be settled. As previously stated, recovery from the administration will be firstly offset against a debtor of £48m. The remaining balance will be recognised in the profit and loss account, along with the associated tax charge. It is currently anticipated that the first distribution to CVA creditors will be made on or around 31 March 2005, with other distributions being made in the autumn of 2005 and the spring of 2006.

- ENDS -

Enquiries to:

Alan Young	Director of Corporate Communications	0870 900 0410
Denis Kerby	Media and IR Manager	0870 900 0410

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	16:37 30-Nov-04
Number	8391F

Scottish and Southern Energy

RNS Number:8391F
Scottish & Southern Energy PLC
30 November 2004

The Company was notified on 30 November 2004 by Halifax plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases in the Company's ordinary shares:-

a. •that 28,466 shares were purchased at £8.21 using participating employees' gross salary ('Partnership Shares').

b. •that the Company matched the Partnership Shares purchased by employees and purchased a further 15,857 shares at £8.21 ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per month.

The 44,323 shares (Partnership and Matching) were allocated to employees at £8.21

The purchase was made pursuant to a regular standing order instruction with Halifax plc for monthly purchases of Partnership and Matching Shares for the SIP.

The interests of Executive directors of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	15	5	0.000002%	21,518	0.003%
Ian Marchant	15	5	0.000002%	64,439	0.008%
David Sigsworth	15	5	0.000002%	43,804	0.005%
Alistair Phillips-Davies	15	5	0.000002%	11,118	0.001%
Gregor Alexander	15	5	0.000002%	8,863	0.001%

:

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Receipt of OFGEM Paper
Released	07:00 29-Nov-04
Number	7349F

Scottish and Southern Energy

RNS Number:7349F
Scottish & Southern Energy PLC
29 November 2004

N E W S   R E L E A S E   F R O M . . . .

FOR IMMEDIATE USE Ref: NR-4254 29 November 2004

SCOTTISH AND SOUTHERN ENERGY RECEIVES OFGEM FINAL PROPOSALS

Scottish and Southern Energy plc ("SSE") has received from Ofgem its Final Proposals Paper in respect of the electricity distribution price control review for 2005 to 2010.

The Paper addresses in detail a wide range of issues. These include future allowed operational and capital expenditure, operational expenditure efficiency assumptions, the treatment of pensions costs and tax charges, the level of real post-tax cost of capital, the incentive framework for delivery of good performance and a variety of other issues, some of which are specific to individual distribution companies.

SSE has begun assessing the Paper to determine whether the overall package of proposals it contains in respect of Southern Electric Power Distribution and Scottish Hydro-Electric Power Distribution will allow it to deliver the right quality of service to customers while achieving a reasonable return for investors. SSE expects to complete, and then announce, the outcome of its assessment by the middle of December.

\- ENDS -

Enquiries to:
Alan Young - Director of Corporate Communications - 0870 900 0410
Denis Kerby - Investor and Media Relations Manager - 0870 900 0410

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	08:56 17-Nov-04
Number	3226F

Scottish and Southern Energy

RNS Number:3226F
Scottish & Southern Energy PLC
17 November 2004

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 16 November 2004 that Barclays plc, through various legal entities as listed below, has a notifiable interest in 34,578,541 ordinary 50p shares in Scottish and Southern Energy plc, being 4.03% of the issued share capital of the company.

Legal Entity	
Barclays Global Investors Japan Ltd	244,435
Barclays Life Assurance Co Ltd	1,092,209
Barclays Bank Trust company Ltd	23,803
Barclays Global Fund Advisors	1,582,785
Barclays Private Bank and Trust Ltd	450
Barclays Global Investors Australia Ltd	321,617
Barclays Private Bank Ltd	69,610
Barclays Global Investors Japan Trust & Banking	853,424
Gerrard Ltd	1,368,101
Barclays Private Bank and Trust Ltd	18,938
Barclays Global Investors Ltd	19,107,907
Barclays Global Investors, N.A.	9,895,262
Group Holding	34,578,541

Registered Holder	
Bank of Ireland	154,814
Barclays Trust Co & Others	1,485
Barclays Trust Co DMC69	13,400
Barclays Trust Co R69	8,918
CHASE NOMINEES LTD	475,943
CHASE NOMINEES LTD	9,160,695
CHASE NOMINEES LTD	281,803
CIBC MELLON GLOBAL SECURITIES	11,919
Clydesdale Nominees HGB0125	2,920
Clydesdale Nominees HGB0125	1,270
Clydesdale Nominees HGB0125	4,230
Clydesdale Nominees HGB0125	6,660
Clydesdale Nominees HGB0125	1,640
Clydesdale Nominees HGB0125	1,000
Clydesdale Nominees HGB0125	1,218
INVESTORS BANK AND TRUST CO.	10,401
INVESTORS BANK AND TRUST CO	1,189,020
INVESTORS BANK AND TRUST CO	212,952
INVESTORS BANK AND TRUST CO	146,060
INVESTORS BANK AND TRUST CO	24,352
INVESTORS BANK AND TRUST CO	252,445
INVESTORS BANK AND TRUST CO	4,291,268
INVESTORS BANK AND TRUST CO	61,796
INVESTORS BANK AND TRUST CO	1,634,217
INVESTORS BANK AND TRUST CO	208,470
INVESTORS BANK AND TRUST CO	9,602
INVESTORS BANK AND TRUST CO	205,311
INVESTORS BANK AND TRUST CO	16,878
INVESTORS BANK AND TRUST CO	1,195,275
INVESTORS BANK AND TRUST CO	529,868
JP MORGAN (BGI CUSTODY)	288,562
JP MORGAN (BGI CUSTODY)	55,586
JP MORGAN (BGI CUSTODY)	463,948
JP MORGAN (BGI CUSTODY)	81,570
JP MORGAN (BGI CUSTODY)	104,488
JP MORGAN (BGI CUSTODY)	31,795
JP MORGAN (BGI CUSTODY)	52,156
JP MORGAN (BGI CUSTODY)	8,738,597
JP MORGAN (BGI CUSTODY)	14,104
JP MORGAN (BGI CUSTODY)	450,869

Regulatory Announcement

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director Shareholding
Released	13:12 15-Nov-04
Number	2343F

Scottish and Southern Energy

RNS Number:2343F
Scottish & Southern Energy PLC
15 November 2004

Notification of Directors' Interests

Scottish and Southern Energy plc was notified on 15 November 2004 that Lady Alison Smith, the wife of one of its non-executive directors, Sir Robert Smith, purchased 600 Ordinary 50p shares on 15 November 2004 at a price of 792.44 pence per share.

Director	Number of shares purchased	Percentage of issued share class	Total holding following notification	Total percentage of issued shares following notification
Sir Robert Smith	600	0.00007%	15,800	0.0018%

This information is provided by RNS
The company news service from the London Stock Exchange

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